Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

EXTERNAL DIRECTORSHIP APPOINTMENT

London, 23 October 2012 – Randgold Resources announces in accordance with Listing Rule 9.6.14(2) that Christopher Coleman, a non-executive director of the Company, has been appointed as a non-executive director of Papa John’s International, Inc. with effect from 18 October 2012.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com